ITEM 77C Exhibit 2

DREYFUS MANAGER FUNDS I

-        Dreyfus Alpha Growth Fund (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Stockholders of the Dreyfus Manager Funds I – Dreyfus Alpha Growth Fund was held on December 9, 2011.  Out of a total of 6,843,664.967 shares (“Shares”) entitled to vote at the meeting, a total of 3,856,174.804 were represented at the Meeting, in person or by proxy.  The following proposal was not approved by the holders of the Fund’s outstanding Shares:

		Shares

	For	Against	Abstain

To approve a merger of the Fund into Dreyfus Research Growth Fund, Inc.	3,472,773.468	142,319.795	241,081.541